February 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SQZ Biotechnologies Company Registration Statement on Form S-1 Registration No. 333-252889 Acceleration Request
Requested Date: February 11, 2021 Requested Time: 4:00 PM, Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), BofA Securities, Inc., Evercore Group L.L.C. and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters, hereby join SQZ Biotechnologies Company in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-252889) (the “Registration Statement”) to become effective on February 11, 2021, at 4:00 PM, Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

BofA Securities, Inc.

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director

Evercore Group L.L.C.

By:	/s/ Maren Winnick
Name:	Maren Winnick
Title:	Senior Managing Director

Stifel, Nicolaus & Company, Incorporated

By:	/s/ Nicholas Oust
Name:	Nicholas Oust
Title:	Managing Director

cc:	Armon Sharei, Ph.D., SQZ Biotechnologies Company
Mitchell Bloom, Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP
Wesley C. Holmes, Latham & Watkins LLP

[Signature Page to Acceleration Request]